AB 3/20

[redacted]

AB 3/10

SEC Mail Processing Section

MAR 01 2012

Washington, DC 125

UNIT
SECURITIES AND E
Washington, D.C. 20549

12013913

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45467

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNY Mellon Distributors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

760 Moore Road
(No. and Street)

King of Prussia	PA	19406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew O. Tierney — 610-382-3829 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew O. Tierney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BNY Mellon Distributors Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Matthew Tierney
Signature

CFO
Title
2/28/12

Judy C Campbell
Notary Public 2/28/12
State of Delaware County of New Castle

JUDY C CAMPBELL
NOTARY PUBLIC
STATE OF DELAWARE
My commission expires March 2, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BNY MELLON DISTRIBUTORS INC.

(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Financial Statements and
Unconsolidated Supplemental Schedules

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

BNY MELLON DISTRIBUTORS INC.
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Financial Statements and
Unconsolidated Supplemental Schedules

December 31, 2011

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
BNY Mellon Distributors Inc.:

We have audited the accompanying consolidated statement of financial condition of BNY Mellon Distributors Inc. and its subsidiaries (the Company) as of December 31, 2011, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BNY Mellon Distributors Inc. and its subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 28, 2012

BNY MELLON DISTRIBUTORS INC.
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	7,136,726
Investments, at fair value		79
Accounts receivable		4,581,672
Due from affiliates		80,730
Prepaid expenses		514,093
Income taxes receivable		405,204
Investment income receivable		380
Other assets		218,824
Total assets	$	12,937,708

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	7,341,015
Due to affiliates		1,388,303
Income taxes payable		33,963
Accrued expenses		133,961
Total liabilities		8,897,242
Stockholder's equity:		
Common stock, $1 par value, 200,000 shares authorized; 4 shares issued and outstanding		4
Additional paid-in-capital		5,390,628
Accumulated deficit		(1,350,166)
Total stockholder's equity		4,040,466
Total liabilities and stockholder's equity	$	12,937,708

See accompanying notes to consolidated financial statements.

BNY MELLON DISTRIBUTORS INC.
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Statement of Income

Year ended December 31, 2011

Revenues:		
Service fees	$	3,691,375
Investment income		3,192
Total revenues		3,694,567
Expenses:		
Employee compensation and benefits		1,291,132
Allocated support services		1,315,540
Professional and other services		757,812
General office expenses		79,076
Other expenses		71,548
Total expenses		3,515,108
Income before income tax		179,459
Income tax benefit		(16,359)
Net income	$	195,818

See accompanying notes to consolidated financial statements.

BNY MELLON DISTRIBUTORS INC.
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2011

	Common stock			Additional paid-in capital	Accumulated deficit	Total Stockholder's equity
	Shares		Amount			
Balances at January 1, 2011	4	$	4	4,890,628	(1,545,984)	3,344,648
Capital contributions	—		—	500,000	—	500,000
Net income	—		—	—	195,818	195,818
Balances at December 31, 2011	4	$	4	5,390,628	(1,350,166)	4,040,466

See accompanying notes to consolidated financial statements.

BNY MELLON DISTRIBUTORS INC.
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Consolidated Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:		
Net income	$	195,818
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) / decrease in assets:		
Accounts receivable		18,413
Investments at fair value		(1)
Due from affiliates		(80,250)
Prepaid expenses		(369,261)
Income taxes receivable		(405,204)
Investment income receivable		(380)
Other assets		(198,749)
Increase / (decrease) in liabilities:		
Due to affiliates		1,172,002
Accounts payable		635,043
Accrued expenses		(50,507)
Income taxes payable		(52,459)
Net cash provided by operating activities		864,465
Cash flows from financing activities:		
Capital contributions		500,000
Net cash provided by financing activities		500,000
Net increase in cash and cash equivalents		1,364,465
Cash and cash equivalents at beginning of year		5,772,261
Cash and cash equivalents at end of year	$	7,136,726
Supplemental cash flows disclosure:		
Income tax payments	$	443,271

See accompanying notes to consolidated financial statements.

(1) Organization

BNY Mellon Distributors Inc. and its subsidiaries (the Company) are wholly owned subsidiaries of BNY Mellon Distributors Holdings Inc. (the Parent) and indirect, wholly owned subsidiaries of The Bank of New York Mellon Corporation (BNY Mellon), a publicly traded company.

The Company's wholly owned subsidiaries include Sterling Capital Distributors, Inc., MGI Funds Distributors, Inc., HighMark Funds Distributors, Inc. and Fairholme Distributors, Inc. The Company and its subsidiaries are broker-dealers registered with the Securities and Exchange Commission (SEC), pursuant to Section 15(b) of the Securities Exchange Act of 1934 and are members of the Financial Industry Regulatory Authority (FINRA).

The Company's business includes acting as an underwriter to investment companies (clients) in retailing and wholesaling mutual fund shares. The Company also provides sales support services to registered representatives of broker-dealers which have entered into selling agreements with mutual fund clients of the Company's affiliates.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America on a consolidated basis. All intercompany balances have been eliminated in consolidation.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940 (40 Act).

(c) Accounts Receivable

Accounts receivable includes amounts due for the performance of distribution and support services.

(d) Investments

Investments consist of shares of registered mutual fund investment companies and are stated at estimated fair value with realized and unrealized gains and losses recorded in "Investment income" in the consolidated statement of income.

(e) Revenue Recognition

Revenue from service fees is recognized in the period the service is rendered. The Company earns distribution fee revenue from various funds based on a percentage of outstanding net assets of certain classes of shares of such funds. Monies from distribution fees are remitted to external brokers who distribute the shares of these funds to investors. Receipts and payments of distribution fees are

recorded on a net basis in the consolidated statement of income as revenue and contra revenue. For the year ended December 31, 2011, distribution fees received and payable by the Company were $52,482,005.

(f) Investment Income

Investment income is interest income earned on "Cash and cash equivalents" and "Investments" and is recognized when earned.

(g) Out-of-Pocket Expenses

Companies that provide services as part of their central ongoing operations generally incur incidental expenses that, in practice, are commonly referred to as "out-of-pocket" expenses. These expenses often include, but are not limited to, expenses related to travel, telecommunications, postage, delivery and bank depository charges. In many cases, the Company and the client agree that the client will reimburse the Company for the actual amount of such expenses incurred. Reimbursements received for out-of-pocket expenses incurred are characterized as a component of "Service fees", while the expenses are included within "Professional and other services" and "General office expenses" in the consolidated statement of income.

(h) Income Taxes

The operating results of the Company are included in the consolidated U.S. Federal tax return and combined state tax returns of BNY Mellon and its subsidiaries. The Company accrues income taxes for Federal and State combined returns on a modified separate return method so that net operating losses (or other tax attributes) are realized by the Company when these tax attributes are utilized in the consolidated tax returns. In states where the Company files separate from BNY Mellon, taxes are accrued on a separate company basis. The amount of current tax expense or benefit calculated is either remitted to or received from BNY Mellon pursuant to a tax sharing agreement between BNY Mellon and the Company. The Company accounts for income taxes in accordance with FASB ASC, Topic 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

(i) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results may differ from those estimates and those differences may or may not be material.

(j) ***Recently Issued Accounting Pronouncements***

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*, which is effective for periods beginning after December 15, 2011 for nonpublic entities. The update permits a reporting entity to measure the fair value of a group of financial asset and financial liabilities on the basis of the reporting entity's net exposure to market risks or to credit risk on a recurring basis, subject to specific requirements. The update also specifies that in the absence of a Level 1 input, a reporting entity should apply premiums or discounts when market participants would take them into account when pricing the asset or liability. In addition, the update enhances the disclosure requirements which require reporting entities to provide quantitative information about the inputs used in a fair value measurement, particularly information about unobservable inputs used within Level 3 of the fair value hierarchy. The update also requires a reporting entity to disclose the valuation processes used for fair value measurements within Level 3 of the fair value hierarchy.

(3) Net Capital Requirements

BNY Mellon Distributors Inc. is subject to the SEC's Uniform Net Capital Rule (the Rule), which requires the maintenance of minimum net capital. BNY Mellon Distributors Inc. has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to $250,000. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2011, BNY Mellon Distributors Inc. had net capital of $578,748, which was $328,748 in excess of the required net capital of $250,000. In addition, Sterling Capital Distributors, Inc. and HighMark Funds Distributors, Inc. are subject to the same net capital requirements. MGI Funds Distributors, Inc. and Fairholme Distributors, Inc. have elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $25,000 for MGI Funds Distributors and $5,000 for Fairholme Distributors or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. At December 31, 2011 net capital for the Company's subsidiaries was as follows:

		Sterling Capital Distributors, Inc.	HighMark Funds Distributors, Inc.	MGI Funds Distributors, Inc.	Fairholme Distributors, Inc.
Net capital	$	642,829	388,560	218,406	63,573
Excess net capital		392,829	138,560	193,406	58,573

(4) Fair Value Measurement

Fair value is defined in GAAP as the price that would be received to sell an asset or the price paid to transfer a liability on the measurement date. The standard focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants. GAAP establishes a fair value reporting hierarchy to maximize the use of observable inputs when measuring fair value and defines the three levels of inputs as noted below.

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated to observable market data for substantially the full term of the asset or liability. At December 31, 2011, the Company held no Level 2 assets.

Level 3 – Unobservable inputs that are supported by minimal or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing models with internally developed assumptions, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. At December 31, 2011, the Company held no Level 3 assets.

Assets and liabilities measured at fair value on a recurring basis. Cash and cash equivalents classified as Level 1 assets include investments in open-end money market mutual funds of $7,123,000.

		Level 1	Total
Cash and cash equivalent	$	7,123,000	7,123,000
Investments		79	79
	$	7,123,079	7,123,079

(5) Income Taxes

The operating results of the Company are included in the consolidated U.S. federal tax return and combined state tax returns of BNY Mellon and its subsidiaries. The Company also files a stand-alone tax return in Pennsylvania.

The income tax benefit included in the consolidated statement of income is as follows:

At December 31, 2011:		
Current income taxes		
Federal	$	(35,199)
State		24,428
Total current income taxes		(10,771)
Deferred income taxes:		
Federal		3,009
State		(8,597)
Total deferred income taxes		(5,588)
Total income tax benefit	$	(16,359)

The provision for federal income taxes is different from the amount which would be provided by applying the federal statutory income tax rate of 35% to income before income taxes as a result of state income taxes, permanent differences and release of a reserve for unrecognized tax benefits.

At December 31, 2011, the Company had an intercompany taxes receivable from BNY Mellon of $405,204 and an intercompany taxes payable to BNY Mellon of $33,963, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The company has net deferred tax assets at December 31, 2011 of $5,588. The deferred tax asset relates solely to apportioned state net operating loss carryforwards of $86,052, which will begin to expire in 2031.

The Company's federal and Pennsylvania tax returns are open for examination for the period beginning on July, 1, 2010 when it was acquired by BNY Mellon Corporation.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 31, 2010	$	115,205
Prior period tax positions		
Increases		—
Decreases		(89,504)
Current period tax positions		7,719
Settlements		—
Statute expirations		—
Balance at December 31, 2011	$	33,420

Of the above balance at December 31, 2011, $33,420 represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

(Continued)

The Company recognizes accrued interest and penalties, if applicable, related to income taxes in income tax expense. The Company recognized $615 in interest or penalties related to income taxes for the year ended December 31, 2011.

The Company does not expect any change in the total amount of unrecognized tax benefits over the next 12 months to have a material impact on the Company's financial statements.

On January 30, 2012, the Company filed its articles of charter surrender in Massachusetts and then converted from a Delaware corporation to a Delaware limited liability company. For tax purposes, the Company will be disregarded and treated as a division of BNY Mellon Distributors Holdings Inc.

(6) Incentive Savings Plan (ISP)

The Company, along with its affiliates, adopted a defined contribution plan that covers substantially all its employees and provides for employer contributions that will vary with profit levels. Contributions to this plan are made in cash and include employer basic and transitional contributions, employee elective and catch-up contributions, and a discretionary employer matching contribution. Employee contributions are invested in a number of investment options available under the plan. ISP expenses for the Company were $17,858 for the year ended December 31, 2011 and are included in "Employee compensation and benefits" in the consolidated statement of income.

(7) Related Party Transactions

Related party revenues of approximately $849,809 generated by providing distribution and administrative support services to affiliated open-end investment companies are included in "Service fees" in the consolidated statement of income.

The consolidated financial statements are prepared from the separate records maintained by the Company. The Company shares office space and equipment with an affiliate, which is under common control of BNY Mellon. Accordingly, the Company has been charged for such shared costs. The Parent, BNY Mellon and certain other affiliates provide administrative, legal, human resource and other general support services, the cost of which is also allocated to the Company. For the year ended December 31, 2011, these allocations totaled $1,315,540, which are included in "Allocated support services" in the consolidated statement of income. At December 31, 2011, amounts payable to related parties totaled $1,388,303, which is included in "Due to affiliates" on the consolidated statement of financial condition. At December 31, 2011, amounts receivable from related parties totaled $80,730, which is included in "Due from affiliates" on the consolidated statement of financial condition.

Income taxes receivable of $405,204 and income taxes payable of $33,963, as recorded on the consolidated statement of financial condition.

The members of the Board of Directors of the Company are employees of the Company or an affiliate. For the year ended December 31, 2011, the Board members did not receive any remuneration for their services.

(8) Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash and cash equivalents held in deposit accounts or money market mutual funds.

For the year ended December 31, 2011, approximately 24% of service fee revenue, excluding Out-of-Pocket revenue, was generated from two unaffiliated open-end investment companies and 24% of service fee revenue, excluding Out-of-Pocket revenue, was generated from two affiliated open-end investment companies.

(9) Consolidated Subsidiaries Reconciliation

The following is a reconciliation of amounts reported in the December 31, 2011 unaudited part II of Form X-17A-5 including a summary of certain financial information regarding the Company's consolidated subsidiaries and differences which existed between amounts reported in the audited consolidated financial statements:

	Form X-17A-5	Sterling Capital Distributors, Inc.	MGI Funds Distributors, Inc.	HighMark Funds Distributors, Inc.	Fairholme Distributors, Inc.	Eliminations	Consolidated Financial Statements
Total assets	$ 11,970,032	1,392,465	380,479	1,134,937	190,199	(2,130,404)	12,937,708
Total liabilities	7,929,566	567,506	50,947	515,166	28,332	(194,275)	8,897,242
Total equity	$ 4,040,466	824,959	329,532	619,771	161,867	(1,936,129)	4,040,466

Total subsidiary equity of $1,936,129 is not included as capital in the computation of the Company's net capital under Rule 15c3-1.

(10) Commitments and Contingencies

The Company is involved in litigation arising in the ordinary course of business. Management believes that the Company has adequate defenses and/or insurance coverage against litigation and that the outcome of these proceedings, individually or in the aggregate, will not have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows.

(11) Subsequent Events

On November 25, 2011, BNY Mellon Distributors Holdings Inc., the Parent of the Company, entered into an agreement to sell the Company to Foreside Distributors, LLC. With anticipation of sale, the Company converted from a Massachusetts Domestic Corporation to a Delaware limited liability company on January 30, 2012.

SUPPLEMENTARY INFORMATION

BNY MELLON DISTRIBUTORS INC.
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2011

Net capital:		
Stockholder's equity	$	4,040,466
Deduction for nonallowable assets:		
Equity of subsidiaries		1,936,129
Accounts receivable		435,218
Due from affiliates		166,439
Prepaid expenses		258,016
Income taxes receivable		355,705
Other assets		202,919
Net capital before haircuts on securities positions		686,040
Haircuts on securities:		
Investment in money market mutual fund (2% of $5,364,000)		107,280
Investment in mutual funds (15% of $79)		12
Net capital		578,748
Computation of alternative net capital requirement:		
Minimum net capital required		250,000
Net capital in excess of required minimum	$	328,748

Statement Pursuant to SEC Rule 17a-5(d)(4):
There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2011 unaudited amended FOCUS Part II Report filed by the Company as of February 28, 2012.

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule II

BNY MELLON DISTRIBUTORS INC.
(An Indirect Wholly Owned Subsidiary of The Bank of New York Mellon Corporation)

Computation for Determination of Reserve Requirement and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3

December 31, 2011

The Company is exempt under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a special account for the exclusive benefit of customers. At December 31, 2011, the Company held no customer funds and had no special account balance.

See accompanying Report of Independent Registered Public Accounting Firm.

SUPPLEMENTARY REPORT

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
BNY Mellon Distributors Inc.:

In planning and performing our audit of the consolidated financial statements of BNY Mellon Distributors Inc. and its subsidiaries (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012